January 7, 2025

Stewart Lor
Chief Executive Officer
X3 Holdings Co., Ltd.
Suite 412, Tower A, Tai Seng Exchange
One Tai Seng Avenue
Singapore 536464

       Re: X3 Holdings Co., Ltd.
           Amendment No. 2 to Registration Statement on Form F-3
           Filed December 13, 2024
           File No. 333-279954
Dear Stewart Lor:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-3
General

1. It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to December 13, 2024 did not exceed the $75 million threshold that General Instruction I.B.1 of Form F-3 specifies. Please provide us with your analysis demonstrating your ability to use Form F-3 pursuant to General
       Instruction 1.B.1. Alternatively, if you are relying on General Instruction I.B.5 for
       Form F-3 eligibility, please include the information required pursuant to Instruction 7 and General Instruction I.B.5 of Form F-3.
 January 7, 2025
Page 2

       Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Technology